1001 Pennsylvania Avenue, NW ● Suite 220 South ● Washington, DC 20004-2505

Tel (202) 347-2626 ● Fax (202) 347-1818

September 11, 2015

VIA EDGAR

Re:	The Carlyle Group L.P. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 26, 2015 File No. 001-35538

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services II

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. West:

The Carlyle Group L.P. (the “Company”) is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeffrey W. Ferguson

Name:	Jeffrey W. Ferguson
Title:	General Counsel